ANNUAL MEETING REPORT

An Annual Meeting of Shareholders was held on June 24, 2004 at 9:00 a.m. The Shareholders voted to elect three Trustees of the Fund to hold office for a term of three years or until their respective successors shall have been duly elected and qualified.

                                    For            Withheld     Broker Non Votes
Robert P. Mack, MD               13,332,058         408,107            0
Eric Oddleifson                  13,390,841         349,324            0
Oleg M. Pohotsky                 13,273,541         466,624            0

The nominees were elected to serve until the 2007 Annual Meeting of Shareholders. Henri Termeer will serve until the 2005 Annual Meeting. Trustees serving until the 2006 Annual Meeting are Lawrence S. Lewin, Daniel R. Omstead, EngScD and Uwe E. Reinhardt, Ph.D.